October 15, 2019

John Kober
Chief Financial Officer
MACOM Technology Solutions Holdings, Inc.
100 Chelmsford Street
Lowell, MA 01851

       Re: MACOM Technology Solutions Holdings, Inc.
           Form 10-K for the Fiscal Year Ended September 28, 2018
           Filed November 16, 2018
           File No. 001-35451

Dear Mr. Kober:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing